# SEC Schedule 13D/A (Amendment No. 14) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BeOne Medicines Ltd., CIK 0001651308
CUSIP: 07725L102
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH, Aeschengraben 27, 21st Floor, Basel, Switzerland (V8), 4051
Date of event which requires filing of this statement: 09/14/2026
Amends the filing with accession number 0001144204-16-080089
Filed by CIK 0001263508
Persons authorized to receive notices and communications: Alexandra A. Toohey, CFO, 860 Washington Street, 3rd Floor, New York, New York (NY), 10014, 212-339-5690

## Reporting persons
- Baker Bros. Advisors LP (CIK 0001263508): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 115,457,154; shared voting power 0; sole dispositive power 115,457,154; shared dispositive power 0; aggregate amount beneficially owned 115,457,154 (7.8% of the class)
- Baker Bros. Advisors (GP) LLC (CIK 0001580575): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 115,457,154; shared voting power 0; sole dispositive power 115,457,154; shared dispositive power 0; aggregate amount beneficially owned 115,457,154 (7.8% of the class)
- Julian C. Baker (CIK 0001087939): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 115,912,814; shared voting power 0; sole dispositive power 115,912,814; shared dispositive power 0; aggregate amount beneficially owned 115,912,814 (7.8% of the class)
- Felix J. Baker (CIK 0001087940): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 115,912,814; shared voting power 0; sole dispositive power 115,912,814; shared dispositive power 0; aggregate amount beneficially owned 115,912,814 (7.8% of the class)
- FBB3 LLC (CIK 0001625395): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 144,517; shared voting power 0; sole dispositive power 144,517; shared dispositive power 0; aggregate amount beneficially owned 144,517 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.0001 per share
Name of issuer: BeOne Medicines Ltd.
Address of issuer's principal executive offices: c/o BeOne Medicines I GmbH, Aeschengraben 27, 21st Floor, Basel, Switzerland (V8), 4051
Comment:
This CUSIP 07725L102 applies to the American Depositary Shares ("ADS"), each representing thirteen Ordinary Shares ("Ordinary Shares") of BeOne Medicines Ltd. (the "Issuer").

This Amendment No. 14 to Schedule 13D amends and supplements the previously filed Schedules 13D by Baker Bros. Advisors LP (the "Adviser"), Baker Bros. Advisors (GP) LLC (the "Adviser GP"), Julian C. Baker, Felix J. Baker and FBB3 LLC ("FBB3") (collectively the "Reporting Persons"). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. ("Life Sciences") and 667, L.P. ("667", and together with Life Sciences, the "Funds"), and their respective general partners, the Funds' respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds' investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of this Schedule 13D is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 below is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of this Amendment is supplemented and amended, as the case may be, as follows:

On September 14, 2026, the Adviser exercised options to purchase Ordinary Shares or ADS ("Share Options") to purchase 30,768 ADS as a result of the exercise of 15,384 Share Options to purchase ADS at $36.83 per ADS (the "Exercised ADS Options") held directly by each of Ranjeev Krishana and Michael Goller, resulting in the acquisition of a total of 30,768 ADS. Messrs. Krishana and Goller, each of whom is a full-time employee of the Adviser, previously served on the Issuer's board of directors (the "Board") as representatives of the Funds. The policy of the Funds and the Adviser does not permit full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in the Exercised ADS Options and any resulting ADS. Messrs. Krishana and Goller, as agents in their capacity as former directors of the Issuer, entered into proceeds agreements (respectively, the "Krishana Proceeds Agreement" and the "Goller Proceeds Agreement" and, collectively, the "Proceeds Agreements") with the Adviser on September 14, 2026. Pursuant to the Proceeds Agreements, Messrs. Krishana and Goller each agreed that, with respect to the Exercised ADS Options and the ADS received as a result of the exercise of the Exercised ADS Options, the Adviser will have dispositive power as well as the ability to control the timing of exercise of the Exercised ADS Options and that any proceeds from the sale of the ADS will be remitted to the Adviser net of brokerage commissions. Messrs. Krishana and Goller have neither voting nor dispositive power over and have no direct pecuniary interest in the Exercised ADS Options or the ADS. Pursuant to the Proceeds Agreements, the Adviser funded Messrs. Krishana and Goller's exercises of the Exercised ADS Options through loans from 667 and Life Sciences. The amounts expended on acquiring the ADS were $566,592.72 for Exercised ADS Options held by each of Messrs. Krishana and Goller, or $1,133,185.44 in aggregate.

The foregoing descriptions of the Krishana Proceeds Agreement and the Goller Proceeds Agreement do not purport to be complete and are qualified in their entirety by reference to the full texts of the Krishana Proceeds Agreement and the Goller Proceeds Agreement, which are filed as Exhibit 99.2 and Exhibit 99.3, respectively, and are incorporated herein by reference.

In order to effect the exercise of the Exercised ADS Options, on September 14, 2026, the Adviser drew down $94,095.86 for the purpose of acquiring ADS for 667 from a revolving note (the "667 Revolver"). The 667 Revolver is due on May 1, 2053, or earlier if the ADS (or any portion thereof) is sold, with interest accruing on such draw at the long-term applicable federal rate in effect on the date of such draw (5.12% per annum with respect to the September 14, 2026 draw). The Adviser also drew down $1,039,089.58 for the purpose of acquiring ADS for Life Sciences from a revolving note (the "LS Revolver"). The LS Revolver is due on May 1, 2053, or earlier if the ADS (or any portion thereof) is sold, with interest accruing on such draw at the long-term applicable federal rate in effect on the date of such draw (5.12% per annum with respect to the September 14, 2026 draw).

The foregoing descriptions of the 667 Revolver and the LS Revolver do not purport to be complete and are qualified in their entirety by reference to the full texts of the 667 Revolver and LS Revolver, which are filed as Exhibit 99.4 and Exhibit 99.5, respectively, and are incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or dispose of securities in varying amounts and at varying times depending upon the Reporting Persons' continuing assessments of pertinent factors, including the availability of ADS or Ordinary Shares or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer's management and other investors, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and they may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including ADS or Ordinary Shares (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Share Options, vesting of restricted share units (each an "RSU") or otherwise) or to dispose of some or all of the securities of the Issuer, including ADS or Ordinary Shares, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The disclosures in the Reporting Persons pages and in Item 4 are incorporated by reference herein.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 14 are incorporated herein by reference. The Ordinary Shares reported for each of the Adviser and the Adviser GP include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS, 16,341 Ordinary Shares reported that are beneficially owned through 1,257 ADS held by each of Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, as compensation for their previous service on the Board and 199,992 Ordinary Shares held by each of Michael Goller and Ranjeev Krishana in the form of 15,384 ADS received from the exercise of Exercised ADS Options as disclosed in Item 4.

The Ordinary Shares reported for Julian C. Baker include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS, 135,434 Ordinary Shares reported that are beneficially owned through 10,418 ADS directly held by Julian C. Baker, 175,708 Ordinary Shares reported that are beneficially owned through 13,516 ADS directly held by entities affiliated with Julian C. Baker, 144,508 Ordinary Shares reported that are beneficially owned through 11,116 ADS held by FBB3, 16,341 Ordinary Shares reported that are beneficially owned through 1,257 ADS held by each of Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, as compensation for their previous service on the Board and 199,992 Ordinary Shares held by each of Michael Goller and Ranjeev Krishana in the form of 15,384 ADS received from the exercise of Exercised ADS Options as disclosed in Item 4.

The Ordinary Shares reported for Felix J. Baker include 114,387,689 of the Ordinary Shares the Issuer reported that are beneficially owned through 8,799,053 ADS, 135,434 Ordinary Shares reported that are beneficially owned through 10,418 ADS directly held by Felix J. Baker, 175,708 Ordinary Shares reported that are beneficially owned through 13,516 ADS directly held by entities affiliated with Felix J. Baker, 144,508 Ordinary Shares reported that are beneficially owned through 11,116 ADS directly held by FBB3, 16,341 Ordinary Shares reported that are beneficially owned through 1,257 ADS held by each of Michael Goller and Ranjeev Krishana, full-time employees of the Adviser, as compensation for their previous service on the Board and 199,992 Ordinary Shares held by each of Michael Goller and Ranjeev Krishana in the form of 15,384 ADS received from the exercise of Exercised ADS Options as disclosed in Item 4.

The Ordinary Shares reported for FBB3 include 144,508 of the Ordinary Shares the Issuer reported that are beneficially owned through 11,116 ADS.

The percentage of beneficial ownership for each of the Reporting Persons reported herein, with the exception of FBB3 is based on 1,478,124,405 Ordinary Shares outstanding as of July 31, 2026 as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission ("SEC") on August 5, 2026 plus 526,890 Ordinary Shares underlying 263,445 Share Options which were received by each of Michael Goller and Ranjeev Krishana, as compensation for their service on the Board, and 399,984 Ordinary Shares issued in the form of 30,768 ADS from the exercise of the Exercised ADS Options described in Item 4. The percentage of beneficial ownership for FBB3 reported herein is based on 1,478,124,405 Ordinary Shares outstanding as of July 31, 2026 as reported in the Issuer's Form 10-Q filed with the SEC on August 5, 2026 plus 399,984 Ordinary Shares issued in the form of 30,768 ADS from the exercise of the Exercised ADS Options described in Item 4.
Number of shares as to which each person has sole or shared power to vote or dispose:
Items 7 through 10 of each of the cover pages of this Amendment No. 14 are incorporated herein by reference. The disclosure in Item 5(a) is incorporated herein by reference.

Set forth in Exhibit 99.1 is the aggregate number of Ordinary Shares of the Issuer directly held by the Funds, 114,387,689 of which are directly held by the Funds through 8,799,053 ADS, along with the percentage of the Issuer's outstanding Ordinary Shares such holdings represent.

Julian C. Baker and Felix J. Baker each beneficially own 135,435 Ordinary Shares, 135,434 of which are held in the form of ADS. Entities affiliated with Julian C. Baker and Felix J. Baker each beneficially own 175,708 Ordinary Shares, 175,708 of which are held in the form of ADS. FBB3 holds 144,517 Ordinary Shares, 144,508 of which are held in the form of ADS. Ranjeev Krishana and Michael Goller each hold 199,992 Ordinary Shares held in the form of 15,384 ADS received from the exercise of Exercised ADS Options as disclosed in Item 4.

Michael Goller and Ranjeev Krishana previously served on the Board. Felix J. Baker currently serves on the Board as a representative of the Funds. Michael Goller and Ranjeev Krishana each hold 263,445 Share Options received in connection with their previous service on the Board, which will remain exercisable until the earlier of: (i) the expiration date of the respective stock option as contemplated by such original Share Option grant; and (ii) for all granted options, three years from their final date of service pursuant to the acceleration of the expiration date upon the cessation of their service on the Board.

Michael Goller and Ranjeev Krishana each hold 17,433 Share Options with an exercise price of $16.15 per Ordinary Share expiring 6/5/2028, 64,610 Share Options with an exercise price of $9.23 per Ordinary Share expiring 6/4/2029, 45,383 Share Options with an exercise price of $13.42 per Ordinary Share expiring 6/4/2029, 17,498 Share Options with an exercise price of $26.53 per Ordinary Share expiring 6/11/2029, 34,645 Share Options with an exercise price of $11.98 per Ordinary Share expiring 6/11/2029, 26,975 Share Options with an exercise price of $16.41 per Ordinary Share expiring 6/11/2029, 34,151 Share Options with an exercise price of $12.23 per Ordinary Share expiring 6/11/2029, and 22,750 Share Options with an exercise price of $18.19 per Ordinary Share expiring 6/11/2029.

Michael Goller and Ranjeev Krishana hold 71,279 and 71,266 Ordinary Shares, respectively, 16,341 of which are held in the form of 1,257 ADS which were received upon the vesting of RSUs in connection with their previous service on the Board. On May 21, 2026, Michael Goller and Ranjeev Krishana each received 10,985 Ordinary Shares from the vesting of 10,985 RSUs of which on May 22, 2026, 2,743 Ordinary Shares at $23.8512 per share were sold for Michael Goller and 2,756 Ordinary Shares at $23.7905 per share were sold for Ranjeev Krishana in connection with the payment of mandatory Swiss withholding tax on the vesting of the RSUs. The policy of the Funds and the Adviser does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as directors of the Issuer, and the Funds are instead entitled to the pecuniary interest in any compensation received for their current or past service.

The Adviser has voting and investment power over the RSUs, Share Options and Ordinary Shares underlying such Share Options and Ordinary Shares received from the exercise of Share Options received as director's compensation by Felix J. Baker for his current service on the Board and Michael Goller and Ranjeev Krishana received as director's compensation for their past service on the Board. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Share Options, Ordinary Shares received from the exercise of Share Options and Ordinary Shares underlying such Share Options held by Felix J. Baker as director's compensation for his current service on the Board and Michael Goller and Ranjeev Krishana as director's compensation for their past service on the Board.

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB3.
Transactions in the class effected during the past sixty days: The information set forth in Item 4 is hereby incorporated by reference into this Item 5(c). Except as disclosed herein, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds:
Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of this Amendment is supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit Description

99.1 Aggregate number and percentage of Ordinary Shares of the Issuer directly held by the Funds

99.2 Proceeds Agreement, dated September 14, 2026, by and among the Adviser and Ranjeev Krishana.

99.3 Proceeds Agreement, dated September 14, 2026, by and among the Adviser and Michael Goller.

99.4 667 Revolving Note, dated July 17, 2024, by and among the Adviser and 667.

99.5 LS Revolving Note, dated February 29, 2024, by and among the Adviser and Life Sciences.

## Signatures
- Baker Bros. Advisors LP: /s/ Scott L. Lessing, Scott L. Lessing/ President By: Baker Bros. Advisors (GP) LLC, its general partner (09/16/2026)
- Baker Bros. Advisors (GP) LLC: /s/ Scott L. Lessing, Scott L. Lessing/ President (09/16/2026)
- Julian C. Baker: /s/ Julian C. Baker, Julian C. Baker (09/16/2026)
- Felix J. Baker: /s/ Felix J. Baker, Felix J. Baker (09/16/2026)
- FBB3 LLC: /s/ Julian C. Baker, Julian C. Baker (09/16/2026)